SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                     ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc. ("Services") on behalf of itself and Alliant Energy Industrial Services, Inc. ("AEIS") (formerly "IES Energy, Inc."), Alliant Energy International, Inc. ("AEI") (formerly "IES International Inc."), Alliant Energy Investco, Inc. ("Investco") (formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc. ("AER"), Alliant Energy Transportation, Inc. ("AET") (formerly "IES Transportation Inc."), Capital Square Financial Corporation ("CSFC"), Cedar Rapids and Iowa City Railway Company ("CRANDIC"), Entra Technologies Company ("Entra"), Heartland Environmental Holding Company ("HEHC"), Heartland Properties, Inc. ("HPI"), IEA-HES, LLC ("IEA-HES"), IEI Barge Services Inc. ("Barge"), Industrial Energy Applications, Inc. ("IEA"), Iowa Land & Building Company ("ILBC"), Prairie Ridge Business Park, LP ("Prairie"), Quality Environmental Systems, Inc. ("QES"), RMT, Inc. ("RMT"), Schedin & Associates, Inc. ("Schedin"), Transfer Services, Inc. ("Transfer") (formerly "IES Transfer Services Inc."), Village Lakeshares Inc. ("Village"), Whiting Petroleum Corporation ("Whiting"), and WPLH Commodities Trading LLC ("Trading").

     This certificate is notice that Alliant Energy Resources, Inc., during the period from January 1, 1999 through March 31, 1999, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].


1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.   Issue, renewal or guaranty - New Issues

3.   Principal amount - See Schedule 1

4.   Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From January 1, 1999 through March 31, 1999

6.   If renewal of security, give date of original issue - Not Applicable

7.   Date of maturity of each security - various ranging from 1 day to 90 days.

8.   Name of the person to whom each security was issued, renewed or guarantied:
     Cede & Co.

9.   Collateral given with each security: None

10.  Consideration received for each security: See Schedule 1

11.  Application of proceeds of each security: See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of
     a.   the provisions contained in the first sentence of 6(b),  :
     b.   the provisions contained in the fourth sentence of 6(b),  :
     c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.  Not Applicable

14.  Not Applicable

15   Exempt from provisions of 6(a) under Rule 52.


                                        ALLIANT ENERGY CORPORATE SERVICES, INC.


Date:    May 6, 1999                    By /s/ Edward M. Gleason
         --------------                    ----------------------------
                                            Edward M. Gleason, VP - Treasurer


                                   Form U-6B-2
                                   Schedule 1

                     ALLIANT ENERGY CORPORATE SERVICES, INC.

               PERIOD FROM JANUARY 1, 1999 THROUGH MARCH 31, 1999

1. During the period from January 1, 1999 through March 31, 1999, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:


                       January        February        March           Quarter

Beginning Balance   $252,505,000    $249,000,000   $278,500,000     $252,505,000
CP Issued            126,005,000     174,000,000    131,500,000      431,505,000
CP Matured           129,510,000     144,500,000    114,500,000      388,510,000
Ending Balance      $249,000,000    $278,500,000   $295,500,000     $295,500,000

2. The weighted average interest rate for the period was as follows:

                        January         5.22%
                        February        5.08%
                        March           4.80%
                        Quarter         5.03%

3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:


                                        Month/       Beginning         Borrowing/
Participant                             1998         Balance - $      (Repayment) - $
--------------------------------------------------------------------------------------
Alliant Energy Industrial Services      January                                  0.00
                                        February               0.00         18,091.00
                                        March            (18,091.00)         96,873.42

Alliant Energy International, Inc.      January        53,219,574.60      (701,093.40)
                                        February       53,920,668.00   (25,943,340.54)
                                        March          79,864,008.54   (19,960,621.94)

Alliant Energy Investco, Inc.           January         1,381,842.70        (8,329.44)
                                        February        1,390,172.14        (7,568.71)
                                        March           1,397,740.85        211,169.28

Alliant Energy Investments, Inc.        January        24,913,935.57      (126,517.66)
                                        February       25,040,453.23      (113,182.74)
                                        March          25,153,635.97      (704,060.23)

Alliant Energy Transportation, Inc.     January           (5,826.70)             94.67
                                        February          (5,921.37)       (40,642.33)
                                        March              34,720.96        177,961.05

Capital Square Financial Corp.          January         5,202,829.79      4,308,333.28
                                        February          894,496.51        822,636.76
                                        March              71,859.75      (113,057.60)

Cedar Rapids & Iowa City Railway        January        12,842,059.41        501,948.08
                                        February       12,340,111.33        771,448.08
                                        March          11,568,663.25      1,185,087.86



Entra Technologies                      January           647,996.46        (3,905.98)
                                        February          651,902.44        (3,549.25)
                                        March             655,451.69        (5,232.14)

Heartland Environmental Holding Co.     January         2,128,662.35       (12,831.10)
                                        February        2,141,493.45       (11,659.24)
                                        March           2,153,152.69       (14,467.63)

Heartland Properties, Inc.              January       (1,130,779.89)    (1,600,694.89)
                                        February          469,915.00       (20,134.01)
                                        March             490,049.01    (1,350,909.08)

IEA-HES, LLC                            January       (1,885,260.86)        642,468.60
                                        February      (2,527,729.46)        496,951.81
                                        March         (3,024,681.27)    (3,127,336.44)

IEI Barge Services, Inc.                January         (633,727.99)        283,155.37
                                        February        (916,883.36)      (445,964.51)
                                        March           (470,918.85)        378,310.21

Industrial Energy Applications, Inc.    January        39,320,945.25      (628,030.87)
                                        February       39,948,976.12      (434,913.00)
                                        March          40,383,889.12      2,981,333.21

Iowa Land & Building Company            January         6,329,690.12      (347,905.27)
                                        February        6,677,595.39        471,068.26
                                        March           6,206,527.13       (17,341.22)

Prairie Ridge Business Park, L.P.       January           (7,482.27)            (6.62)
                                        February          (7,475.65)        (2,748.21)
                                        March             (4,727.44)          (926.73)

Quality Environmental Systems, Inc.     January           360,683.53        (2,174.12)
                                        February          362,857.65        (1,975.56)
                                        March             364,833.21       (21,637.18)

RMT, Inc.                               January       (9,556,094.47)      1,066,724.85
                                        February      10,622,819.32)    (2,597,122.93)
                                        March         (8,025,696.39)      (974,884.55)

Schedin & Associates, Inc.              January           271,743.75       (43,196.20)
                                        February          314,939.95       (46,408.84)
                                        March             361,348.79       (37,308.48)

Transfer Services, Inc.                 January       (1,590,485.03)        (1,971.19)
                                        February      (1,588,513.84)       (12,039.96)
                                        March         (1,576,473.88)      (437,943.62)

Village Lakeshares, Inc.                January         6,983,256.67         38,614.07
                                        February        6,944,642.60      (234,097.19)
                                        March           7,178,739.79         48,377.01


Whiting Petroleum Corporation           January        87,547,953.80        214,631.41
                                        February       87,333,322.39      1,271,181.24
                                        March          86,062,141.15      3,875,031.15

WPLH Commodities Trading LLC            January            98,884.68          (596.05)
                                        February           99,480.73          (541.62)
                                        March             100,022.35          (602.91)



                                         Ending
Participant                             Balance - $
-------------------------------------------------------------

Alliant Energy Industrial Services
                                            (18,091.00)
                                           (114,964.42)

Alliant Energy International, Inc.       53,920,668.00
                                         79,864,008.54
                                         99,824,630.48

Alliant Energy Investco, Inc.             1,390,172.14
                                          1,397,740.85
                                          1,186,571.57

Alliant Energy Investments, Inc.         25,040,453.23
                                         25,153,635.97
                                         25,857,696.20

Alliant Energy Transportation, Inc.          (5,921.37)
                                             34,720.96
                                           (143,240.09)

Capital Square Financial Corp.              894,496.51
                                             71,859.75
                                            184,917.35

Cedar Rapids & Iowa City Railway         12,340,111.33
                                         11,568,663.25
                                         10,383,575.39

Entra Technologies                          651,902.44
                                            655,451.69
                                            660,683.83

Heartland Environmental Holding Co.       2,141,493.45
                                          2,153,152.69
                                          2,167,620.32

Heartland Properties, Inc.                  469,915.00
                                            490,049.01
                                          1,840,958.09

IEA-HES, LLC                             (2,527,729.46)
                                         (3,024,681.27)
                                            102,655.17

IEI Barge Services, Inc.                   (916,883.36)
                                           (470,918.85)
                                           (849,229.06)

Industrial Energy Applications, Inc.     39,948,976.12
                                         40,383,889.12
                                         37,402,555.91

Iowa Land & Building Company              6,677,595.39
                                          6,206,527.13
                                          6,223,868.35

Prairie Ridge Business Park, L.P.            (7,475.65)
                                             (4,727.44)
                                             (3,800.71)

Quality Environmental Systems, Inc.         362,857.65
                                            364,833.21
                                            386,470.39

RMT, Inc.                               10,622,819.32)
                                        (8,025,696.39)
                                        (7,050,811.84)

Schedin & Associates, Inc.                  314,939.95
                                            361,348.79
                                            398,657.27

Transfer Services, Inc.                 (1,588,513.84)
                                        (1,576,473.88)
                                        (1,138,530.26)

Village Lakeshares, Inc.                 6,944,642.60
                                         7,178,739.79
                                         7,130,362.78

Whiting Petroleum Corporation           87,333,322.39
                                        86,062,141.15
                                        82,187,110.00

WPLH Commodities Trading LLC                99,480.73
                                           100,022.35
                                           100,625.26


4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.


5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a.   Alliant Energy International, Inc. (formerly "IES International Inc.")
          - Investments in foreign utilities.

     b. Alliant Energy Investco, Inc. (formerly "IES Investco Inc.") - Holding company for investments in merchant banking fund.

     c. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     d. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Interstate Energy Corporation.

     e. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

     f.   Capital Square Financial Corp. - Financing services.

     g. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     h.   Entra Technologies Company - Environmental software development.

     i. Heartland Environmental Holding Company - Holding company for environmental consulting and engineering subsidiaries.

     j. Heartland Properties, Inc. - Real estate management and community development.

     k.   IEA-HES, LLC - Natural gas marketing.

     l.   IEI Barge Services Inc. - Barge terminal and hauling services.

     m. Industrial Energy Applications, Inc. - Commodities-based energy services.

     n.   Iowa Land & Building Company - Real estate purchasing.

     o.   Prairie Ridge Business Park, LP - Real estate holding company.

     p. Quality Environmental Systems, Inc.- Environmental consulting and engineering.

     q.   RMT, Inc. - Environmental consulting and engineering.

     r.   Schedin & Associates, Inc. - Energy consulting.

     s. Transfer Services, Inc. (formerly "IES Transfer Services Inc.") - Operates storage facilities.

     t.   Village Lakeshares Inc. - Real estate and community development.

     u.   Whiting Petroleum Corporation - Crude oil production.

     v.   WPLH Commodities Trading LLC - Investments.